Exhibit 99.8

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael N. HAMMES
Date of last notice	12 March 2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	20 March 2014

+ See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held prior to change	—	Direct interest of 23,847 ordinary shares/CUFS registered in the name of Michael N. Hammes and Lenore L. Hammes.
	—	Indirect interest in 5,000 ordinary shares/CUFS. The registered holder is HSBC Custody Nominees (Australia) Limited and they are held on account for Michael and Lenore Hammes.
	—	Indirect interest in CUFS held in the form of 1,800 American Depositary Receipts (ADRs), equivalent to a holding of 9,000 ordinary shares/CUFS. The registered holder is The Bank of New York Mellon and they are held on account for the following beneficial owner:
¡ 1,800 ADRs for Michael N. Hammes and Lenore L. Hammes[1]
Class	Ordinary shares/CUFS
Number acquired	597
Number disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$8,417.70

1 The Appendix 3Y dated 18 December 2007 and subsequent Appendix 3Y’s inadvertently recorded 800 ADRs for Michael N. Hammes and 1,000 ADRs for Michael N. Hammes and Lenore L. Hammes instead of 1,800 ADRs for Michael N. Hammes and Lenore L. Hammes.

+ See chapter 19 for defined terms.
Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	Current relevant interest is:
	—	Direct interest in 24,444 ordinary shares/CUFS registered in the name of Michael N Hammes and Lenore L Hammes.
	—	Indirect interest in 5,000 ordinary shares/CUFS. The registered holder is HSBC Custody Nominees (Australia) Limited and they are held on account for Michael and Lenore Hammes.
	—	Indirect interest in CUFS held in the form of 1,800 ADRs, equivalent to a holding of 9,000 ordinary shares/CUFS. The registered holder is The Bank of New York Mellon and they are held on account for the following beneficial owner:
¡ 1,800 ADRs for Michael N. Hammes and Lenore L. Hammes
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

+ See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.
Appendix 3Y Page 4	01/01/2011